

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2015

Frank E. Celli
Chief Executive Officer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10977

> **Re:** **BioHiTech Global Inc.**
> **Form 8-K**
> **Filed August 11, 2015**
> **File No. 001-36843**

Dear Mr. Celli:

We issued comments to you on the above captioned filing on September 2, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 5, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter Campitiello, Esq.
Kane Kessler, P.C.